

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2022

Berge Abajian
Chief Executive Officer
Bergio International, Inc.
12 Daniel Road E
Fairfield, NJ 07007

      Re: Bergio International, Inc.
           Registration Statement on Form S-1
           Filed September 26, 2022
           File No. 333-267620

Dear Berge Abajian:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Manufacturing

cc: Matt Stout